02041765

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549

FORM 6-K

P.E. 5-31-02

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2002

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(translation of registrant's name into English)

Shell Centre, London SE1

(address of principal executive offices)

FOR IMMEDIATE USE: 2 MAY 2002

SHELL DELIVERS - ROBUST PROFITABILITY IN FIRST QUARTER 2002

The Royal Dutch/Shell Group of Companies today reported its financial results for the first quarter of 2002. Adjusted current cost of supplies (CCS) earnings for the quarter were $2.0 billion, some 48% below the quarterly record a year ago, reflecting much lower oil and gas prices. These results were achieved in very difficult conditions in the refining, marketing and chemicals businesses. Return on average capital employed for the last 12 months was 15.7%.

Commenting on the results, Philip Watts, Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies said: "This is a strong performance in tough conditions and demonstrates our ability to deliver good returns throughout the business cycle. In particular, Oil Products has again produced industry-leading results in a very poor environment, reflecting its outstanding portfolio and brand strength. I was also pleased that production volumes exceeded 4 million barrels of oil equivalent per day this quarter - despite OPEC restrictions. Gas volumes were 5% up and liquefied natural gas (LNG) volumes rose by 3%."

During the quarter new refining and marketing ventures became operational: the RWE-DEA joint venture in Germany and the restructured activities in the US, following the acquisition of the Texaco interests in Equilon and Motiva. Shell is now the largest fuel retailer in the US and is well placed to benefit as the business environment improves. Business development continued further with cash offers for Enterprise Oil in the UK, a natural fit with Shell's North Sea interests, and Pennzoil-Quaker State in the US, which will give Shell a world leading position in the lubricants business.

Mr Watts added: "We set out our strategic thinking in December last year. These actions all contribute to our plans for how we want the Group to evolve, and all have been undertaken within our framework of capital discipline and demanding financial targets."

There were a number of other developments during the quarter, notably related to the liquefied natural gas business, where sales reached record levels. The go-ahead was given for the major expansion of the Nigeria LNG plant. It will unlock a range of associated Shell upstream projects and extinguish routine gas flaring in its Nigerian operations. The output from the plant will contribute significantly to growing Shell's Atlantic basin LNG supply and marketing business.

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Shell International Limited
Shell Centre
London SE1 7NA
Internet http://www.shell.com

Registered in England number 228931
Registered office: Shell Centre London SE1 7NA

Mr Watts concluded: "We have made good progress developing our businesses; we have continued to deliver robust profitability; and we are on track to meet our targets. This is what we aim for each quarter and every quarter."

Ends

ENQUIRIES:
Shell International Media Relations **+44 (0) 20 7934 4323/3505**

FOR IMMEDIATE USE: 8 MAY 2002

SHELL INVESTS IN GREEN FUEL TECHNOLOGY

The Royal Dutch/Shell Group of Companies (Shell) announced today that it has purchased an equity stake in Iogen Energy Corporation, a world-leading bioethanol technology company. The US$29 million investment will enable the Canadian based company to develop more rapidly the world's first commercial-scale biomass to ethanol plant.

Mark Gainsborough, Vice President of Fuels, Shell Oil Products, said: "This is another positive development for Shell. Bioethanol, when blended with gasoline, is one of a range of environmentally friendly fuels Shell is exploring as it has the potential to significantly reduce greenhouse gas emissions of vehicles.

"Bioethanol can become commercially viable, and we will be using our skills in fuel production and plant operations with Iogen's globally recognised technology to reduce the cost of future production. This work will be channelled through our technology business, Shell Global Solutions. "

Brian Foody, Iogen's President added: "Shell is a leader in the field of sustainable development and in producing clean fuels. We are delighted that after an extensive global search they decided to invest in our company. At Iogen we believe bioethanol has the opportunity to deliver the most cost-effective and consumer friendly way to reduce greenhouse gas emissions."

Unlike conventional fuel ethanol, a high-octane alcohol produced from the fermentation of sugar derived from the starch in grains such as corn and wheat, bioethanol is made from the fermentation of sugars derived from the plant fibre in renewable feedstocks such as wood and straw. Compared with gasoline, ethanol made from plant fibre releases over 90 percent lower carbon dioxide emissions - a greenhouse gas that may contribute to climate change. In certain countries for example, Sweden, USA and Brazil, ethanol is already blended into gasoline, but bioethanol potentially offers a more economic and sustainable blending component.

ENQUIRIES:

Shell International Media Relations	**Justin Everard**	**+44 (0) 20 7934 3277**
Iogen Corporation	**Natasha Thomas**	**+44 (0) 20 7898 3462**
	Mobile:	**+44 (0) 7711 823 985**
	Ceri Evans	**+44 (0) 20 7898 3460**
	Mobile:	**+44 (0) 7711 179 461**

Shell International Limited
Shell Centre
London SE1 7NA
Internet http://www.shell.com

Notes to Editors

1. The figure for a 90% reduction in greenhouse gas emissions was the conclusion of "Scenarios of US Carbon Reductions Potential Impacts of Energy Technologies by 2010 and Beyond" prepared by Interlaboratory Working Group on Energy-Efficient and Low-Carbon Technologies for the Office of Energy Efficiency and Renewable Energy, US Dept of Energy September 1997.

2. Iogen Energy Corporation (part of the Iogen Corporation) is a privately owned Canadian company with 100 employees that owns and operates a full-scale biotechnology facility for the development, manufacture and marketing of industrial enzymes. Iogen Energy Corporation, now the world leader in bioethanol technology, owns a $35million bioethanol demonstration plant, the only one of its kind in the world.

▷ FOR IMMEDIATE USE: 8 MAY 2002

SHELL LAUNCHES $1 BLN BENCHMARK EUROBOND

The Royal Dutch/Shell Group of Companies has today launched a $1 billion benchmark Euro-dollar bond maturing July 2007, jointly led by Deutsche Bank and Morgan Stanley. The bond is issued off the Debt Securities Programme (guaranteed jointly and severally by The Shell Petroleum Company Limited and Shell Petroleum NV and rated AAA/Aaa) by Shell Finance (UK) PLC.

Proceeds of the issue will be used for general funding purposes including the recently announced Enterprise Oil acquisition. This is the only institutionally targeted transaction that Shell intends to launch in the foreseeable future.

Ends

ENQUIRIES:
Shell International Media Relations **Kate Hill** **+44 (0) 20 7934 2914**

▷ FOR IMMEDIATE USE: 17 MAY 2002

SHELL WINDENERGY ENTERS CALIFORNIA WITH 41MW ACQUISITION

Shell Renewables has made its first move into the California wind energy market. The company's US wind energy operation, Shell WindEnergy Inc., has signed an agreement to acquire the 41 megawatt (MW) Cabazon Pass wind park in the San Gorgonio Pass area, west of Palm Springs. The acquisition brings Shell WindEnergy's capacity in the US to 171 MW and is a key component of the company's aim to become a leading player in the wind sector.

The Cabazon Pass wind park will be built by Cannon Power Corporation, with 62 Vestas 660 kilowatt turbines, and is scheduled to begin generating electricity by the end of August 2002. The electricity will be sold under a power purchase agreement to the California Department of Water Resources.

California pioneered wind development in the US, being the first state to develop large-scale wind parks in the early 1980s. 90% of the installed wind capacity is spread across four states in the US with 50% in California. The San Gorgonio Pass has over 1,300 turbines installed, generating 420 MW.

"This deal gives us a stake in the San Gorgonio Pass which is considered to be one of the best areas in the US for wind energy development," said David Jones, Chairman of Shell WindEnergy Inc. "Combined with our existing wind parks we are demonstrating our commitment to being a major player in the US wind sector. At the same time we're building up a strong team of people based in the US and Europe, who are busy negotiating deals and scouring our chosen markets for attractive business opportunities."

Gerry Monkhouse, Chairman of Cannon Power, said: "Cannon Power has developed, constructed, owned and operated wind energy projects in the US and Europe since the early 1980s. It is a challenging business and I'm pleased to see a major company of Shell's stature enter the arena, especially in the California market. Our teams enjoyed working together on the Cabazon Pass project and in my judgment Shell will quickly become a major presence in the international wind energy industry."

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Shell's interest in the wind power value chain spans origination, development, financing, construction and operation of wind parks. Europe and North America are the principal areas of focus, targeting both established wind markets (e.g. US, UK, the Netherlands, Spain, Portugal and Italy) and emerging wind energy markets.

Overall, more than 3,000 MW of wind energy projects are currently being developed or evaluated by Shell in the US and Europe. Shell WindEnergy operates two other wind parks in the US – Rock River 1 (50MW) in Wyoming and White Deer (80MW) in Texas.

Ends

ENQUIRIES:
Shell International Media Relations **Simon Buerk** **+44 (0) 20 7934 3453**

▷ FOR IMMEDIATE USE: 31 MAY 2002

CO2 CAPTURE PROJECT RECEIVES A FURTHER 2.1 MILLION EUROS (US$1.8 MILLION) FROM EUROPEAN COMMISSION

The CO_2 Capture Project (CCP), a consortium of eight energy companies, today announced it has entered into a 2.1 million Euro (US$1.8 million) agreement with the European Union's Research Directorate (DGRES) to study novel technology for reducing CO_2 emissions. The project entitled "GRangemouth Advanced CapturE (GRACE) started 1st January 2002 and will run for two years. The total programme cost will be 3.2 million Euros (US$2.8 million), with research work carried out by several leading European universities and scientific institutions.

The CCP is a global venture formed in 2000 to research and develop technologies aimed at reducing the cost of CO_2 separation, capture and geologic storage. This EU contribution is one of several, which will leverage an international commitment totalling approximately US$28 million over the next two years. The CCP has a similar agreement with the United States (Department of Energy) and is also working with the government of Norway (Klimatek programme).

The GRACE project will address two generic areas of research:

1. The development of chemical looping combustion technology.
2. New materials for hydrogen membrane reactors.

Members of the CO_2 Capture Project are: BP, ChevronTexaco, Eni, Norsk Hydro, PanCanadian, the Royal Dutch Shell Group of Companies, Statoil and Suncor Energy.

Further information is available at www.co2captureproject.org

Ends

ENQUIRIES:

Clare Bebbington	**BP**	**+ 44-20-7496-4851**
Bonnie Chaikind	**ChevronTexaco**	**+ 1-415-894-1200**
Luciana Santaroni	**Eni**	**+ 39-02-5203-1287**
Helge Stiksrud	**Norsk-Hydro**	**+ 47-2253-9008**
Kimberley Benn-Hillard	**PanCanadian**	**+ 1-403-290-2020**
Wendy Jacobs	**Shell Oil Company**	**+ 1-713-241-4366**
Darlene Crowell	**Suncor Energy**	**+ 1-403-205-6792**
Else Hafstad	**Statoil**	**+ 1-281-345-6103**

No. 54485

COMPANIES ACTS 1985 TO 1989

A PUBLIC COMPANY LIMITED BY SHARES

Memorandum & Articles of Association of

The "Shell" Transport and Trading Company, Public Limited Company

(With amendments to the 16th day of May 2002) Incorporated the 18th day of October 1897

THE COMPANIES ACT 1985

Company No. **54485**

The Registrar of Companies for England and Wales hereby certifies that

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (originally called THE "SHELL" TRANSPORT AND TRADING COMPANY, LIMITED) was incorporated under the Companies Acts 1862 to 1893 as a limited company on 18th October 1897 and re-registered under the Companies Acts 1948 to 1980 as a public company on 1st February 1982 as THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY.

Given at Companies House, Cardiff the **5th April 2002**

CATHERINE LLEWELLYN

for the Registrar of Companies

Companies House

— for the record —

Company No: 54485

COMPANIES ACT 1985 TO 1989

COMPANY LIMITED BY SHARES

THE "SHELL" TRANSPORT AND TRADING COMPANY,

PUBLIC LIMITED COMPANY

SPECIAL RESOLUTION

Passed on the 16th day of May 2002

At the ANNUAL GENERAL MEETNG of the above named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on the 16th day of May 2002, the following SPECIAL RESOLUTION was duly passed:-

That the Company be authorised to make market purchases (as defined in section 163 of the Companies Act 1985) of up to 480,000,000 Ordinary shares of 25p each in the capital of the Company at prices not less than 25p per share nor more than the price per share being five per cent above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days before the purchase is made, such authority to expire on 31 May 2003 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2003 but so that the Company may, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry.

J.E. Munsiff
Secretary

COMPANIES ACTS 1985 TO 1989

COMPANY LIMITED BY SHARES

THE "SHELL" TRANSPORT AND TRADING COMPANY,

PUBLIC LIMITED COMPANY

ORDINARY RESOLUTIONS

Passed the 14th day of May 1997

At the ANNUAL GENERAL MEETING of the above named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SWI on the 14th day of May 1997 the subjoined Resolutions were duly passed as ORDINARY RESOLUTIONS:-

ORDINARY RESOLUTIONS

Resolution 8(i) That the authorised share capital of the Company be increased from the existing £913,000,000 to £2,500,000,000 by the creation of 6,348,000,000 Ordinary shares of 25p each;

(ii) That it is desirable to capitalise the sum of £1,657,251,621.00 being part of the amount standing to the credit of 'Revaluation reserve - Investment', and accordingly that such sum be set free for distribution amongst the holders of Ordinary shares of the Company (as specified in paragraph (iii) of this Resolution) who would be entitled to such sum if distributed by way of dividend on the footing that the same be not paid in cash but be applied in payment up in full of 6,629,006,484 of the unissued Ordinary shares of 25p each of the Company to be allotted and distributed credited as fully paid up amongst such holders in the proportion of two new Ordinary shares of 25p each for every one Ordinary share held;

(iii) That for the purposes of paragraph (ii) of this Resolution the holders of Ordinary shares of the Company shall be:

(a) in the case of registered shares, the persons registered as the holders thereof at the close of business on June 27, 1997; and

(b) in the case of shares represented by warrants to bearer, the persons whose title thereto shall be established by the production of Coupon No. 198 or such other evidence as the Directors (or a duly constituted Committee thereof) may in pursuance of the powers contained in the Articles of Association require;

(iv) That the new shares to be issued pursuant to this Resolution shall when issued not rank for any dividends declared or paid prior to the conclusion of this Annual General Meeting of the Company, but otherwise shall carry the same rights as, and rank pari passu in all respects with, all other Ordinary shares of the Company; and

(v) That the foregoing provisions of this Resolution are subject to the powers of the Directors (or any such Committee as aforesaid) to provide for the sale and distribution of the proceeds of any shares to be issued pursuant to this Resolution which, being distributable in respect of shares represented by warrants to bearer, are not claimed in such manner at such place and within such time (with power to extend the same) as the Directors (or any such Committee as aforesaid) may determine and notify by such advertisement as they consider appropriate.

Resolution 9

That, subject to the passing of Resolution No. 8, the Directors be and they are hereby generally and unconditionally authorised in substitution for all subsisting authorities to the extent unused, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £1,659,374,189.50 during the period from the date of the passing of this Resolution up to and including May 13, 2002 on which date such authority will expire save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

J.E. Munsiff
Secretary

No. 54485

COMPANIES ACTS 1985 TO 1989

The Uncertificated Securities Regulations 1995

THE "SHELL" TRANSPORT AND TRADING COMPANY, P.L.C.

DIRECTORS' RESOLUTIONS

Passed 10th July, 1996

At a Meeting of the Board of Directors of The "Shell" Transport and Trading Company, p.l.c. held at Shell Centre, London SEl 7NA on 10th July, 1996 the following Resolutions were duly passed:-

RESOLUTIONS

1. That in these resolutions "the Regulations" refers to the Uncertificated Securities Regulations 1995, a specific regulation number refers to such particular regulation of the Regulations and the expressions "relevant system" and "Operator" shall have the meanings assigned to them in the Regulations;

2. That, pursuant to Regulation 16(2), the members of the Company by notice dated 20th May, 1996 having been notified in accordance with Regulation 16(4) of the intention to pass these resolutions -

    2.1 Title to the Ordinary shares of 25 pence each in the capital of the Company whether or not issued at the date hereof may with immediate effect be transferred by means of a relevant system including without prejudice to the generality of the foregoing the relevant system of which CRESTCO Limited is to be the Operator;

    2.2 Title to the 5½% First Preference shares of £1 each in the capital of the Company whether or not issued at the date hereof may with immediate effect be transferred by means of a relevant system including without prejudice to the generality of the foregoing the relevant system of which CRESTCO Limited is to be the Operator;

    2.3 Title to the 7% Second Preference shares of £1 each in the capital of the Company whether or not issued at the date hereof may with immediate effect be transferred by means of a relevant system including without prejudice to the generality of the foregoing the relevant system of which CRESTCO Limited is to be the Operator;

3. That, pursuant to Regulation 16(3), upon resolutions 2.1, 2.2 and 2.3 hereof becoming effective and for as long as any such resolution remains in force, the Articles of Association of the Company in relation to the class of shares to which the resolution refers shall not apply to any uncertificated shares of that class to the extent that they are inconsistent with (a) the holding of shares of that class in uncertificated form, (b) the transfer of title to shares of that class by means of a relevant system and (c) any provision of the Regulations;

4. That it is hereby confirmed that share warrants to bearer in issue from time to time in accordance with the Articles of Association of the Company and Section 188 of the Companies Act 1985 shall, pursuant to Regulation 17 of the Regulations, be regarded as forming a separate class of shares for the purposes of these resolutions and accordingly resolution 2.1 hereof shall not apply to Ordinary shares of 25 pence each in the capital of the Company represented from time to time by share warrants to bearer.

J.E. Munsiff
Secretary

Memorandum of Association

OF

The "Shell" Transport and Trading Company, Public Limited Company

(Amended by Resolution of the Board of Directors
passed on 11th November, 1981)

A PUBLIC COMPANY LIMITED BY SHARES

1. The name of the Company is 'THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY.'

Note: Name was changed on re-registration of the Company as a public company.

2. The Company is to be a public company.

3. The Registered Office of the Company will be situated in England and Wales.

4. The objects for which the Company is established are:-

(A) To acquire and take over as a going concern or otherwise all or any part of the business carried on by Marcus Samuel and Samuel Samuel, of 31, Houndsditch, in the City of London, under the style of M. Samuel & Co., and in particular such part thereof as relates to mineral oil or the transport thereof, and all or any part of the assets and liabilities of such business, and to carry on the said business under the management of M. Samuel & Co. or otherwise.

(B) To acquire and take over as a going concern or otherwise all or any part of the businesses of any persons, firms or companies relating to mineral oil or the transport thereof, or any other dealing therewith, and all or any part of the assets or liabilities of any such businesses.

(C) To carry on the business of producing, refining, storage, transport, supply and distribution of petroleum and petroleum products in all its branches.

(D) To purchase, sell, exchange, lease, or otherwise acquire real or personal property of all kinds in the United Kingdom or any other part of the world, and in particular land, oil, wells, refineries, mines, mining rights, minerals, ores, buildings, machinery, plant, stores, patents, licences, concessions, rights of way, light, or water, and any rights or privileges which may seem to the Directors convenient with reference to the business of the Company, and whether for the purposes of resale or realisation, or otherwise, to manage, develop, lease, mortgage, or otherwise deal with the whole or any part of such property or rights.

(E) To prospect, explore, develop, maintain, and carry on all or any lands, wells, mines, or mining rights, minerals, ores, works, or other properties, from time to time in the possession of the Company or others in any manner deemed desirable; to erect all necessary or convenient refineries, mills, works, machinery, laboratories, workshops, dwelling houses for workmen or others, and other buildings, works, and appliances, and to aid in or subscribe towards or subsidise any such objects.

(F) To clear, manage, farm, cultivate, plant and otherwise explore, work or improve any land which, or any interest in which, may belong to the Company; to deal with any farm or other products of any such land, and to carry on the business of general traders.

(G) To construct, maintain, alter, make, acquire, charter, lease, hire, or work railways, tramways, waggons, telegraph lines, cables, steamers, ships, pipe lines, docks and canals, bridges, waterworks, tanks, or storage accommodation, reservoirs, wells, aqueducts, roads, streets, hotels, dwelling houses, factories, shops, stores, gasworks, waterworks, piers, barges, boats, wharves, and other works, plant, or machinery of every description; and to contribute to the cost of making, providing, and carrying on and working the same. To enter into contracts or arrangements with any Government, municipal or other body, corporation, company, or person as to interchange of traffic, running powers, joint working, or otherwise, which may seem expedient.

(H) To carry on business as owners and workers of mines and minerals of every description, merchants, refiners, smelters, chemists, storekeepers, carriers, shipowners, electrical and other engineers, builders or contractors in the United Kingdom or elsewhere, and any other business which may seem directly or indirectly conducive to the development of any property in which the Company is interested, or to the benefit of the Company.

(I) To acquire by grant, purchase, or otherwise, concessions of any property or privileges, from any Government, British, Colonial, or foreign, or from any authority, supreme, municipal, local, or otherwise, and to perform and fulfil the terms and conditions thereof. To obtain or assist in obtaining any provisional or other order or licence of the Board of Trade, or any Act of Parliament or law, order or charter of any Legislature or Government, British, Colonial or foreign, for enabling the Company to carry any of its objects into effect, including charters or laws conferring any jurisdiction, rights of sovereignty or dominion, or other like rights over any territories of this Company, or other territories.

(J) To purchase or otherwise acquire, construct, maintain and work cables and telegraphic, telephonic, or any other means of communication, submarine or otherwise, between any place whatever.

(K) To apply for, obtain, purchase, or otherwise acquire any patents, brevets d'invention, licences, concessions, secret processes and the like in the United Kingdom or elsewhere, conferring any exclusive or non-exclusive or limited right to use any invention or process, secret or otherwise, which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, grant licences in respect of, or otherwise turn to account the property, rights, and information so acquired, and to carry on any such businesses, whether manufacturing or otherwise, as may seem calculated directly or indirectly to effectuate these objects.

(L) To promote, organise, and register, and to aid in and pay the expenses of the promotion, formation, organisation, registration, operations and objects of any company or companies, whether in the United Kingdom or elsewhere, and whether constituted under the laws of the United Kingdom or of any other country or State whatever; and to deal in or otherwise acquire and hold, either in its own name or that of a nominee or nominees, shares, stock, or securities in any such company, or in any other company, and to guarantee the payment of any debentures or other securities issued by any company, and to subsidise, underwrite the capital of, or guarantee or otherwise assist any company, and to sell, hold, re-issue, with or without guarantee, or otherwise deal with such shares, stock or securities. To advance money for such purposes to any company or person desiring to carry on any business or to undertake any contract which may seem likely to advance directly or indirectly the interests of this Company.

(M) To sell, exchange, mortgage, lease, or licence on rent, royalty, tribute, share of profits or otherwise, or to grant licences, easements and other rights in respect of and over, any in any other manner to deal with or dispose of the undertaking of the Company, or any part thereof, and all or any of the property for the time being of the Company, or any part thereof, to any municipal or other body, or to any other company or association, formed or to be formed, or to any person or persons, for such consideration or on such terms as the Company may think fit, and for shares, fully or partly paid up, debentures, or any other securities of the same or any other company.

(N) To carry on business as bankers, capitalists, financiers, concessionaires, insurance brokers, underwriters, and insurers of every kind (except life), and to undertake, carry on, and execute all kinds of financial, commercial, trading, trust, agency and other operations.

(0) To advance, deposit, or lend money, securities, and property to and with any municipal or other body, corporation, company, association, partnership, or person, on such terms as may seem expedient, and in particular to lend money upon, hold in trust, invest in by original subscription, tender, participation in syndicates, or otherwise, and to acquire and hold, sell, exchange, pledge, and deal in the mortgages, debentures, debenture stock, bonds, obligations, scrip, funds, preference or other shares, stocks, or other securities of any State, Government, municipality or other public authority, corporation, company, association, trust, undertaking, or body in the United Kingdom or elsewhere, and whether incorporated or established under British, Colonial or foreign

law, and whether such shares or securities are fully paid up or not, and to make payments thereon as called up or otherwise, and to exercise all or any of the powers of holders of such investments and securities, and to guarantee or become liable for the payment of money, or for the performance of contract or obligations by any person or persons, company, or corporation, and to reinsure and effect counter guarantees.

(P) To advance or provide money, with or without security, to inventors and others for the purpose of experimenting or of testing and developing any invention, design or process, industrial or otherwise, which may seem likely, directly or indirectly, to benefit the Company.

(Q) To act as agents for the sale or purchase of any stocks, shares, or securities, or for the receipt or payment of any dividends, interests, or rents, or in any other transaction whatsoever.

(R) To distribute in specie, by way of dividend or otherwise, among the Members, customers or employees of the Company or otherwise, any shares or securities belonging to the Company, or any property or assets of the Company applicable as profits of the Company.

(S) To subscribe to any fund, corporation or institution, incorporated or not incorporated, and to act by delegate or otherwise upon any trade council, committee, chamber of commerce, syndicate, or other body of persons formed to lawfully promote either the general interests of businesses to which that of the Company is allied, or in which the Company is interested, or any other business that may be deemed conducive to the interests of the Company.

(T) To acquire and carry on all or any part of the business or property, and to undertake any liabilities of any person, firm, association, or company possessed of property suitable for any of the purposes of this Company, or carrying on any business which this Company is authorised to carry on, or which can be conveniently carried on in connection with the same, or may seem to the Company calculated directly or indirectly to benefit this Company, and as the consideration for the same to pay cash or to issue any shares, stocks, or obligations of this Company.

(U) To enter into any arrangements with any persons or firms having unexpired agency agreements with any persons or firms all or any part of whose businesses may be acquired by the Company for procuring the release or surrender of all or any part of the commissions payable under any such agreements, or otherwise for procuring the modification of such agreements, for such consideration, whether in cash or shares of the Company or otherwise, as may be agreed.

(V) To borrow or raise, or secure the payment of money, and for those purposes to mortgage or charge the undertaking and all or any part of the property and rights of the Company, present or after acquired, including uncalled Capital, and to create, issue, make, draw, accept, negotiate perpetual or redeemable debentures or debenture stock, bonds, or other obligations, bills of exchange, promissory notes or other negotiable instruments.

(W) To pay out of the funds of the Company all expenses of or incident to the formation, registration and advertising of, or raising money for the Company, and the issue of its Capital, including brokerage, and commissions for obtaining applications for or placing shares, and to apply at the cost of the Company to Parliament for any extension of the Company's powers.

(X) To pay pensions, allowances and gratuities to persons who are or have been Directors or employees of the Company and to the families and dependants of such persons; to establish and maintain or to participate in establishing or maintaining trusts, funds or schemes for the provision of such payments; to make payments for or towards insurance; and to make payments for any charitable or benevolent or public or useful purposes which in the opinion of the Directors are calculated to advance the interests of the Company or of its officers or employees. Special Resolution 20.5.1958

(Y) To procure the Company to be registered or legally recognised in any foreign country or place or colony or elsewhere.

(Z) To carry out all or any of the foregoing objects as principals or agents, or in partnership, or in conjunction or combination, or by amalgamation with or through the agency of any other person, firm, association or company, and in any part of the world.

(AA) To do all such other things as are incidental or conducive to the attainment of the above objects.

5. The liability of the Members is limited.

6. The Capital of the Company is £1,800,000 divided into 18,000 Shares of £100 each, with power to sub-divide, consolidate and increase, and with power from time to time to issue any Shares of the original or new Capital with any preferential, deferred, qualified, or special rights, privileges or conditions, either temporary or otherwise, attached thereto as to participation in Dividends or in distribution of assets, or as to voting or otherwise, over or in relation to any other Shares, whether Ordinary or Preference, and whether issued or not, and to vary the regulations of the Company as far as necessary to give effect to any such preferential, deferred, qualified, or special rights, privileges, or conditions, and upon the sub-division of a Share to apportion the right to participate in profits in any manner as between the Shares resulting from such sub-division.

(See Table on page (vii) for subsequent increases.)

WE, the several persons whose Names and Addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of Shares in the Capital of the Company set opposite our respective names.

Names, Addresses and Description of Subscribers	Number of shares taken by each Subscriber
Marcus Samuel, 31, Houndsditch, Merchant	One
Samuel Samuel, 31, Houndsditch, Merchant	One
Jacob Arnhold, 5, East India Avenue, Merchant	One
James Stevenson, 123, Bishopsgate St., Within, E.C. Merchant	One
Robert Jardine, 7, East India Avenue, Merchant	One
Isaac Henderson, 34, Leadenhall St., Merchant	One
Ernst Heinrich Adolph Runge 4, East India Avenue, Merchant	One

Dated this 18th day of October, 1897.

Witness to the above Signatures:-

Hugh de Heriz Whatton,
101, Leadenhall Street,
London,
Solicitor.

TABLE SHOWING INCREASES IN THE AUTHORISED SHARE CAPITAL

	Date	Ordinary Shares £	1st Preference Shares £	2nd Preference Shares £
Original Share Capital				
on incorporation	18.10.1897	1,800,000		
Subsequent Increases	21. 6.1900	200,000		
	24. 1.1902		1,000,000	
	15. 5.1907	500,000		
	22. 6.1910	1,000,000		
	2. 2.1911		500,000	
	18. 6.1913	3,500,000	1,500,000	
	20. 6.1918	5,000,000		
	24. 4.1919	8,000,000		
	4. 7.1921	10,000,000		
	10. 2.1922			10,000,000
	2.12.1947	10,000,000		
	18. 1.1949	10,000,000		
	27. 6.1952	25,000,000		
	10. 7.1956	25,000,000		
	15. 5.1961	50,000,000		
	12. 5.1964	50,000,000		
	17. 5.1979	100,000,000		
	7.12.1988	600,000,000		
	14. 5.1997	1,587,000,000		
Total as at	14. 5.1997	2,487,000,000	3,000,000	10,000,000

A PUBLIC COMPANY LIMITED BY SHARES

Articles of Association

OF

The "Shell" Transport and Trading Company, Public Limited Company

(New Articles of Association adopted by Special Resolution passed on the 16th day of May 2002)

CONTENTS

Article Title and Number		Page Number

Article Title and Number	Page Number

A PUBLIC COMPANY LIMITED BY SHARES

Articles of Association

OF

The "Shell" Transport and Trading Company, Public Limited Company

(New Articles of Association adopted by Special Resolution passed on the 16th day of May 2002)

INTERPRETATION

Exclusion of Table A

1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or Articles of the Company.

Definitions

2. (1) In these Articles, unless the context otherwise requires:-

"Approved Depositary" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares of the Company or rights or interests in shares of the Company and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the Board, the trustee (acting in their capacity as such) of any employees' share scheme established by the Company or any other scheme or arrangements principally for the benefit of employees of the Company, its subsidiaries or subsidiary undertakings which has been approved by the Company in general meeting;

"the Auditors" means the auditors for the time being of the Company;

"these Articles" means these articles of association as now framed or as from time to time altered by special resolution;

"the Board" means the board of Directors from time to time of the Company or the Directors present at a meeting of the Directors at which a quorum is present;

"certificated share" means a share which is not an uncertificated share and is normally held in certificated form;

"clear days" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"the Company" means The "Shell" Transport and Trading Company, Public Limited Company;

"Director" means a director of the Company;

"electronic signature" has the meaning given by section 7(2) of the Electronic Communications Act 2000;

"holder" in relation to any shares of the Company means the Member whose name is entered in the Register as the holder of those shares;

"Member" means a member of the Company;

"month" means a calendar month;

"the Office" means the registered office of the Company;

"paid up" means paid up or credited as paid up;

"participating class" means a class of shares title to which is permitted by an operator to be transferred by means of a relevant system;

"person entitled by transmission" means a person whose entitlement to a share in consequence of the death or bankruptcy of a Member or any other event giving rise to its transmission by operation of law has been noted in the Register;

"the Register" means the register of Members of the Company;

"Seal" means any common or official seal that the Company may be permitted to have under the Statutes;

"the Secretary" means the secretary of the Company and includes a temporary or assistant secretary and any person appointed by the Board to perform any of the duties of the secretary of the Company;

"the Statutes" means every statute (including any orders regulations or other subordinate legislation made under them) for the time being in force concerning companies insofar as it applies to the Company;

"The Stock Exchange" means the London Stock Exchange plc or any successor in business thereto;

"Subsidiary" means a subsidiary and a subsidiary undertaking as defined in the Companies Act 1985 as amended by the Companies Act 1989;

"uncertificated share" means a share of a class which is for the time being a participating class title to which is recorded on the Register as being held in uncertificated form;

"the Uncertificated Securities Regulations" means The Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Statutes which supplement or replace such Regulations; and

"United Kingdom" means Great Britain and Northern Ireland.

(2) Construction:

Words importing the singular number only shall include the plural number and vice versa;

Words importing the masculine gender only shall include the feminine gender;

Words importing persons shall include corporations;

References to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person;

Headings and marginal notes are included only for convenience and shall not affect meaning;

References to a document include, unless the context otherwise requires, references to an electronic communication;

References to an electronic communication mean, unless the contrary is stated, an electronic communication (as defined in the Statutes) comprising writing;

References to a document being executed or signed include references to its being executed or signed under hand or under seal or by any other method or, in the case of an electronic communication, by electronic signature;

References to an instrument mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Statutes);

References to a notice or other document being sent or given to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, received, issued or made available to or by, or served on or by, or deposited with or by, that person by any method authorised by these Articles including without limitation by way of electronic communications as defined in the Statutes, and sending and giving shall be construed accordingly;

References to writing mean the representation or reproduction of words, symbols or other information in a legible, non-transitory and visible form by any method or combination of methods, including an electronic communication (as defined in the Statutes) where specifically printed in a particular Article or where permitted by the Board in its absolute discretion, and written shall be construed accordingly; and

Subject as aforesaid, any words or expressions defined in the Statutes in force when these Articles or any part of these Articles are adopted shall, if not inconsistent with the subject or context, bear the same meaning in these Articles save that the word "company" shall include any body corporate.

SHARE CAPITAL

Authorised and issued share capital

3. At the date of the adoption of this Article the share capital of the Company is as follows:-

		Shares	£
Ordinary shares of 25 pence each	Authorised	9,948,000,000	2,487,000,000
	Issued	9,741,225,000	2,435,306,250
5½% First Preference shares of £1 each	Authorised	3,000,000	3,000,000
	Issued	2,000,000	2,000,000
7% Second Preference shares of £1 each	Authorised	10,000,000	10,000,000
	Issued	10,000,000	10,000,000

Rights attached to Preference shares

4. (1) The First Preference shares shall confer on the holders thereof the right to a fixed cumulative preferential dividend (payable half-yearly on 1st October and 1st April in each year) at the rate of 5½ per cent per annum calculated from and including 1st April, 1959 on the capital for the time being paid up thereon and in the event of a winding up or of a reduction of capital involving repayment the right to the amount per share provided by Article 5 hereof; and shall rank as regards such rights in priority to all other share capital of the Company but shall not confer any further or other rights to participate in the profits or assets of the Company.

(2) The Second Preference shares shall confer on the holders thereof the right to a fixed cumulative preferential dividend (payable half-yearly on 1st August and 1st February in each year) at the rate of 7 per cent per annum on the capital for the time being paid up thereon and in the event of a winding up or of a reduction of capital involving repayment the right to the amount per share provided by Article 5 hereof; and shall rank as regards such rights (subject always and without prejudice to the rights attached by this and the next succeeding Article to the First Preference shares for the time being issued) in priority to all other share

capital of the Company but shall not confer any further or other rights to participate in the profits or assets of the Company.

Rights to capital of Preference shares

5. (1) In the event of a winding up, the amount per share referred to in Article 4 hereof shall be the capital paid up on such share together with:-

(a) a premium being the amount, if any, as certified by the Auditors, of the excess over the capital paid up thereon of the average of the means of the daily quotations of such share published in the Official List of the The Stock Exchange[1] during the six months immediately preceding the relevant date after deducting from the mean on each day an amount equal to all unpaid arrears of the fixed dividend thereon (whether earned or declared or not) down to the last preceding dividend payment date referred to in Article 4(1) or 4(2) hereof; and

(b) an amount equal to all arrears and accruals of the fixed dividend thereon (whether earned or declared or not) down to the date of the repayment of capital.

(2) In the event of a reduction of capital involving repayment, the amount per share referred to in Article 4 hereof shall be the capital paid up on such share together with:-

(a) the premium specified in sub-clause (1)(a) of this Article or, in the event of the repayment of part only of the capital paid up thereon, a proportionate part of such premium; and

(b) the fixed dividend thereon down to the date of the repayment of capital.

(3) The relevant date shall, in the case of a voluntary winding up or reduction of capital, be the date thirty clear days before the date of the notice convening the meeting to pass the resolution therefor; and in any other case shall be the date of the commencement of the winding up.

[1] This is now called The Stock Exchange Daily Official List.

Effect on rights of further issues

6. (1) The creation or issue of any shares ranking in any respect in priority to or pari passu with the said First Preference shares shall for the purposes of Article 14 hereof be deemed to constitute a variation of the rights attached to the First Preference shares.

(2) The creation or issue of any shares (other than the issue of the unissued balance of the First Preference shares) ranking in any respect in priority to or pari passu with the said Second Preference shares shall for the purposes of Article 14 hereof be deemed to constitute a variation of the rights attached to the Second Preference shares.

(3) Save as provided in this Article, the rights attached to shares of any class shall not, unless otherwise expressly provided by the terms upon which the same are for the time being held, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

(4) Subject to the rights attached to the First Preference shares and the Second Preference shares and to any special rights attached to any other shares or class of shares, any share in the Company may be issued with such preferential, deferred, qualified or special rights, privileges or conditions, either temporary or otherwise, as to participation in dividends or in distribution of assets or as to voting or otherwise as the Company may from time to time by ordinary resolution determine.

Redeemable shares

7. Subject to the provisions of the Statutes and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed, in accordance with the terms of issue, at the option of the Company or the holder.

Unissued shares

8. Subject to the provision of the Statutes, these Articles and to any resolution passed by the Company and without prejudice to any rights attached to existing shares, any unissued or new shares of the Company shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may decide.

Payment of commission

9. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes.

Trusts not recognised

10. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other right in respect of any share except an absolute right to the whole of the share to the holder or, in the case of a bearer warrant, in the bearer for the time being of such warrant.

Liability of joint holders

11. If two or more persons are registered as joint holders of any share, their liability in respect thereof shall be joint and several.

Renunciation of allotment

12. Nothing contained in these Articles shall preclude the Board from allowing the allotment of any share to be renounced by the allottee in favour of some other persons.

Purchase of own shares

13. Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Every contract for the purchase of, or under which the Company may become entitled or obliged to purchase, shares in the Company shall be authorised by such resolution of the Company as may be required by the Statutes and by an extraordinary resolution passed at a separate general meeting of the holders of any shares which at the date on which the contract is authorised by the Company in general meeting entitle them, either immediately or at any time later on, to convert all or any of the shares of that class held by them into equity share capital of the Company. Neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

MODIFICATION OF RIGHTS

Variation of rights

14. Subject to the provisions of the Statutes, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be varied with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

Class meetings

15. The provisions of these Articles relating to general meetings shall apply to every such separate general meeting[1]; but so that the necessary quorum shall be holders present in person or by proxy of one third in nominal value of the issued shares of that class and that at any such meeting any holder of shares of the class present in person or by proxy may demand a poll and that if at any such meeting the above quorum is not present then at any adjournment thereof such holders who are present in person or by proxy shall constitute a quorum.

[1] Such separate general meeting as described in Article 14 (Variation of rights).

Uncertificated shares

16. (1) Pursuant and subject to the Uncertificated Securities Regulations, the Board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The Board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(2) In relation to a class of shares which is, for the time being, a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; and

(c) any provision of the Uncertificated Securities Regulations.

(3) Shares of a class which is for the time being a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(4) Unless the Board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

Right to share certificate

17. Subject to the provisions of the Uncertificated Securities Regulations, the rules of any relevant system and these Articles, every person (except a person to whom the Company is not by law required to issue a certificate) whose name

is entered in the Register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Statutes one certificate for all those shares of any one class or several certificates each for one or more of the shares of the class in question upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board may from time to time decide. In the case of a certificated share held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A Member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

Replacement of share certificates

18. If a share certificate is damaged, defaced, worn out, lost, stolen or destroyed or not received in the course of post, it may be replaced on such terms (if any) as to evidence and indemnity as the Board may decide and, where it is defaced or worn out, after delivery of the old certificate to the Company. Any two or more certificates representing shares of any one class held by any Member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any Member may at his request be cancelled and two or more certificates for such shares may be issued instead. The Board may require the payment of any exceptional out-of-pocket expenses of the Company incurred in connection with the issue of any certificates under this Article. Any one of two or more joint holders may request replacement certificates under this Article. Replacement of bearer warrants shall be subject to the provisions of Article 57 (Conditions of bearer warrants).

Execution of share certificates

19. Every share certificate shall be issued under Seal or otherwise in accordance with Article 141 (Seals) or in such other manner as the Board, having regard to the terms of issue, the Statutes and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The Board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical means or may be printed on them or that the certificates need not be signed by any person.

EVIDENCE OF TITLE TO SECURITIES

20. Nothing in these Articles shall require title to any securities of the Company to be evidenced or transferred by a written instrument, the regulations from time to time made under the Statutes so permitting. The Board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

LIEN

Company's lien on shares not fully paid

21. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently payable or not) in respect of that share, and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien (if any) on a share shall extend to all dividends and interest payable and any other amount payable in respect of it.

Enforcing lien by sale

22. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been served on the registered holder for the time being of the share, or the person entitled by transmission to the share.

Giving effect to a sale

23. To give effect to any sale described in Article 22 (Enforcing lien by sale) the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in relation to the sale.

Application of proceeds of sale

24. The net proceeds, after payment of the costs, of the sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale and upon surrender, if required by the Company, for cancellation of the certificate for the shares sold) be paid to the holder at the date of sale.

CALLS ON SHARES

Calls

25. Subject to the terms of issue, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each Member shall (subject to the Company serving upon him at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed as the Board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Timing of calls

26. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

Interest due on non-payment

27. If a sum called in respect of a share is unpaid after it has become due and payable, the person from whom the sum is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent per annum, as the Board may decide and all expenses that have been incurred by the Company by reason of such non-payment, but the Board shall be at liberty in any case or cases to waive payment of such interest or expenses wholly or in part.

Sums due on allotment treated as calls

28. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Power to differentiate

29. Subject to the terms of issue, the Board may, on the issue of shares, differentiate between allottees or the holders as to the amount of calls to be paid and the times of payment.

Payment of calls in advance

30. The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (unless the Company in general meeting shall otherwise direct) 15 per cent per annum, as the Board may decide.

FORFEITURE OF SHARES

Notice if call not paid

31. If any Member fails to pay any call or instalment of a call or money payable under the terms of allotment of a share on the day appointed for payment thereof, the Board may at any time, while the same remains unpaid, serve a notice on the holder requiring him to pay the same, together with any interest that may have accrued thereon, and any expenses that may have been incurred by the Company by reason of such non-payment.

Form of notice

32. The notice shall name a further day (not being less than fourteen clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

Forfeiture if non-compliance with notice

33. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the Board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Notice after forfeiture

34. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give the notice.

Sale of forfeited shares

35. Until cancelled in accordance with the requirements of the Statutes, a forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the Board shall decide. The Board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The Company may receive the consideration (if any) given for the share on its disposal and if the share is in registered form may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the Board on such terms as the Board may decide.

Arrears to be paid notwithstanding forfeiture

36. A person whose shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the Company all moneys which at the date of the forfeiture were payable by him to the Company in respect of those shares with interest thereon at the rate of 15 per cent per annum (or such lower rate as the Board may decide) from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Statutory declaration as to forfeiture

37. A statutory declaration that the declarant is a Director of the Company or the Secretary, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on any sale or disposition thereof. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal of the share.

Forfeiture provisions applicable to sums due under terms of issue

38. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Surrender of shares

39. The Board may accept the surrender of any share by way of compromise of any question as to the holder being properly registered in respect thereof. Any share so surrendered may be disposed of in the same manner as a forfeited share. Notwithstanding the foregoing, the Board may accept the surrender of any share liable to be forfeited and, in that event, references in these Articles to forfeiture shall include surrender.

TRANSFER OF SHARES

Transfer

40. (1) Subject to such of the restrictions of these Articles as may be applicable:-

(a) any Member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for in, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(b) any Member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve.

(2) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the Register in respect of it.

Execution of transfer

41. The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the Company.

Right to decline registration of partly paid shares

42. The Board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of shares (other than fully paid shares). The Board may also decline to register any transfer of shares on which the Company has a lien.

Other rights to decline registration

43. (1) The Board may only decline to register a transfer of an uncertificated share in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(2) The Board may decline to register any transfer of a certificated share unless:-

(a) the instrument of transfer is left at the Office or such other place as the Board may from time to time determine accompanied (save in the case of a transfer by a person to whom the Company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer;

(b) the instrument of transfer is in respect of only one class of share; and

(c) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

44. If the Board declines to register a transfer it shall, within two months after the date on which the transfer was lodged with the Company or, in the case of uncertificated shares, within two months after the date on which the relevant operator-instruction is received, send to the transferee notice of the refusal.

Suspension of registration

45. The registration of transfers may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may from time to time determine except that the Board may not suspend the registration of transfers of any participating class without the consent of the operator of the relevant system.

Entitlement to destroy documents

46. The Company shall be entitled to destroy or delete (i) any instruments of transfer of shares or operator-instruction for the transfer of shares or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof, (ii) all instructions concerning the payment of dividends, dividend mandates and dividend warrants (including coupons or talons in the

case of bearer warrants) which have been cancelled or have ceased to have effect at any time after the expiration of two years from the date of such cancellation or cessation, and (iii) all share certificates (including bearer warrants) which have been cancelled and notifications of change of name or address after the expiration of one year from the date of such cancellation or of the recording thereof, and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or operator-instruction or other document so destroyed or deleted was duly and properly made and every instrument of transfer or operator-instruction so destroyed or deleted was a valid and effective instrument or instruction duly and properly registered and every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company:

Provided always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without express notice that its preservation was relevant to a claim (regardless of the parties thereto);

(b) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any document which would not otherwise attach to the Company; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

No fee for registration

47. No fee shall be charged by the Company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the Register.

Recognition of renunciation

48. No provision of these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

49. In case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the personal representatives of the deceased, where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing contained in these Articles shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him with other persons.

Entry of transmission in Register

50. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member or of any other event giving rise to its transmission by operation of law may, upon such evidence being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the Board shall in either case have the same right to decline or suspend registration as it would have had an the case of a transfer of the share by that Member before his death or bankruptcy as the case may be.

Election of a person entitled by transmission

51. Any person entitled by transmission to a share may, subject as provided elsewhere in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall transfer title to the share to that person. The Board may at any time give notice requiring the person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with. All the provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer, as if the death or bankruptcy of the Member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by such Member.

Rights of a person entitled by transmission

52. Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person becoming entitled to a share by reason of transmission shall be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of, or to attend or vote at, general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member, until after he shall have become registered as the holder thereof.

STOCK

Stock conversion

53. The Company may from time to time by ordinary resolution convert all or any of its paid-up shares into stock or reconvert any stock into paid-up shares of any denomination. If and whenever any unissued shares of any class in the capital of the Company for the time being shall have been issued and be fully

paid and at that time the shares of that class previously issued shall stand converted into stock such further shares upon being fully paid shall ipso facto be converted into stock transferable in the same units as the existing stock of that class.

Transfer of stock

54. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit. The Board may from time to time fix the minimum amount of stock which, or multiples of which, shall be transferable, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose.

Rights of holders of stock

55. Stock shall confer on the holders thereof respectively the same rights, privileges and advantages as regards dividends, participation in profits, voting at meetings of the Company or at class meetings, Directors' qualification and all other matters as would have been conferred by shares of equal amount in the capital of the Company of the same class as the shares from which such stock arose, but so that no such privilege or advantage except participation in the dividends, profits and assets of the Company shall be conferred by any such aliquot part of stock as would not, if existing in shares, have conferred such privilege or advantage. No such conversion shall affect or prejudice any preference or other special privilege attached to the shares so converted. Save as aforesaid all the provisions of these Articles shall, so far as circumstances will admit, apply to stock as well as to shares.

BEARER WARRANTS

Issue of bearer warrants

56. The Company may, with respect to stock or fully paid up shares, issue warrants (in these Articles called either bearer warrants or, more particularly, stock or share warrants) stating that the bearer is entitled to the stock or shares therein specified and may provide by coupons or otherwise for the payment of future dividends on the stock or shares included in such warrants.

    Provided that the Board may, in its absolute discretion and without assigning any reason therefor, decline to issue bearer warrants either generally or in any particular case or class of cases.

Conditions of bearer warrants

57. The Board may determine and from time to time vary the conditions upon which bearer warrants shall be issued or held and, in particular, the conditions upon which a new bearer warrant, coupon or coupon sheet will be issued in the

place of one worn out, defaced or destroyed, or a new coupon sheet issued in continuation of a previous coupon sheet, or a stock warrant issued in substitution for a share warrant, or upon which a bearer warrant may be surrendered and the name of the bearer entered in the Register in respect of the stock or shares therein specified. Such conditions may also provide that evidence other than the production of the bearer warrant shall or may constitute, for any purposes provided for by such conditions, proof of the holding of such warrant. The bearer of a bearer warrant shall be subject to the conditions for the time being in force whether made before or after the issue of such warrant. No new bearer warrant shall be issued to replace one that has been lost or destroyed unless the Board is satisfied beyond reasonable doubt that the original has been destroyed.

Voting rights of the bearer of bearer warrants

58. No person shall, as bearer of a bearer warrant, be entitled to attend or vote or exercise in respect thereof any of the rights of a Member at any general meeting of the Company or sign any requisition for or aid in calling any such general meeting, unless three days at least before the day appointed for the meeting in the first case and unless before the requisition is left at the Office in the second case he shall have deposited the bearer warrant at the Office or such other place as the Secretary, subject to any directions of the Board, shall (either generally or in any particular case) appoint or approve, together with a statement in writing of his name and address, and unless in either case the bearer warrant shall remain so deposited until after the meeting or any adjournment thereof shall have been held. Not more than one name shall be received as the holder of a bearer warrant. When in accordance with this Article a bearer warrant is deposited elsewhere than at the Office there shall be produced to the Company such evidence of such deposit as the Secretary shall require.

Liability of the Company for registration

59. Neither the Company nor any registrar of the Company shall be responsible for any loss or damage incurred by any person by reason of entering in the Register, upon the surrender of a bearer warrant, the name of any person who is not the true and lawful owner of the bearer warrant so surrendered.

Effect of bearer warrants

60. Subject as aforesaid and to the conditions from time to time in force in respect of bearer warrants, the bearer of a bearer warrant shall be treated as a Member of the Company for all purposes except that he shall not be entitled to have sent to him any notice or other document sent to Members or be otherwise furnished with a copy of the Company's accounts.

ALTERATIONS OF CAPITAL

Increase of share capital

61. The Company may from time to time by ordinary resolution increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

Consolidation, sub-division and cancellation

62. The Company may from time to time by ordinary resolution:-

(a) consolidate, or consolidate and then sub-divide all or any of its share capital into shares of larger amount than its existing shares;

(b) subject to the Statutes, sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association and the resolution may determine that, as between the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or advantage, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares provided that none of the shares resulting from the sub-division may have any right, preference or advantage not attached to the shares immediately prior to the sub-division;

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions

63. (1) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any Members would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit. In particular the Board may sell the shares representing the fractions to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those Members and the Board may authorise some person to transfer or deliver the shares to or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the Board may arrange for the shares representing the fraction to be entered in the Register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(2) Subject to the Statutes, when the Board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a Member holds as separate shareholdings.

Reduction of capital

64. Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve fund, any share premium account or any other undistributable reserve in any manner.

CAPITALISATION OF RESERVES

Power to capitalise reserves and funds

65. The Company in general meeting may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise any sum or sums (not required for paying the fixed dividends on any Preference shares) for the time being standing to the credit of any of the Company's reserve accounts or fund or to the credit of the profit and loss account, whether or not the same is available for distribution, and accordingly that the amount to be capitalised be set free for distribution among the Members or any class of Members who would have been entitled to it if it were distributed by way of dividend (and in the same proportions) on condition that the same be applied either in or towards paying up any amounts unpaid at the relevant time on any shares in the Company held by those Members respectively, or in paying up in full unissued shares, debentures or other obligations of the Company to be allotted and distributed credited as fully paid up to and among those Members in the proportions aforesaid, or partly in the one way and partly in the other but so that, for the purposes of this Article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profit, may be applied only in paying up in full unissued shares of the Company.

Authority to effect capitalisations

66. Whenever such a resolution as aforesaid shall have been passed, the Board shall make all appropriations and applications of the sum resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures or other obligations of the Company (if any), and generally shall do all acts and things required to give effect thereto. The Board shall have power to make such provision as it thinks fit for the ascertainment of the persons entitled to any such shares, debentures or other obligations of the Company in right of bearer warrants and in particular may for that purpose accept production of any particular coupon specified by the Board as sufficient evidence of the title to a bearer warrant at any particular date. The Board may also provide that any such shares, debentures or other obligations of the Company (distributable in respect of bearer warrants as aforesaid) which are not claimed within a time to be determined by the Board shall be sold and the proceeds held by the Company or by a nominee chosen by the Board for the account of the persons entitled thereto; and may also provide that, although the same person is entitled thereto, holdings represented by bearer warrants shall not be aggregated with any holdings in respect of which such person is

registered. The Board may also authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares, debentures or other obligations of the Company to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the sum resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such Members.

Any proceeds of sale of shares, debentures or other obligations of the Company arising under this Article shall, until distributed, be available to the Company for its own use free of interest and without any liability to account for any profit arising therefrom.

Settlement of difficulties in distribution

67. Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the Board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportions but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board.

GENERAL MEETINGS

Annual general meetings

68. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint.

Extraordinary general meetings

69. All general meetings, other than annual general meetings, shall be called extraordinary general meetings.

Convening extraordinary general meetings

70. The Board may convene an extraordinary general meeting whenever it thinks fit.

Separate General Meetings

71. The provisions of these Articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an Ordinary share may, in his capacity as a Member, attend or vote shall also constitute a separate general meeting of the holders of the Ordinary shares.

Length of notice

72. (1) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or (save as provided by the Statutes) a resolution electing a person as a Director shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice in writing. The notice shall specify the place, day and time of the meeting and, in the case of special business, the general nature of the business to be transacted or the text of the resolutions to be proposed. Notice of every general meeting shall be given to all Members other than any who, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors.

(2) All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of declaring a dividend, the consideration, laying before the Company or adoption, of the accounts and balance sheets and the reports of the Directors and Auditors, the election of Directors appointed by the Board pursuant to the provisions of Article 103 (Power of the Board to appoint Directors) or the re-election of Directors retiring by rotation pursuant to the provisions of Article 104 (Number to retire by rotation), the appointment of the Auditors and the settling of the remuneration of the Directors and Auditors or determining the manner in which the remuneration is to be settled.

(3) References in this Article to notice in writing includes the use of electronic communications and publication on a website in accordance with the Statutes.

Arrangements for general meetings

73. (1) In the case of any annual general meeting or any extraordinary general meeting the Board may, notwithstanding the specification in the notice of the place of the general meeting ("the Principal Place"), at which the Chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by Members and proxies entitled to attend the general meeting but excluded from the Principal Place under the provisions of this Article.

(2) Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance as aforesaid at the other places provided that they shall operate so that any Members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. For the purpose of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

(3) The Board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all Members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in their place and the entitlement of any Member or proxy to attend a general meeting at the Principal Place shall be subject to the arrangements as may be for the time being in force whether stated in the notice of the meeting to apply to that meeting or notified to the Members concerned subsequent to the provision of the notice of the meeting.

(4) The Board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The Members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question.

(5) If Members and/or proxies at one or more other places in accordance with Article 73(1) or one or more satellite meeting places in accordance with Article 73(4) the general meeting shall be duly constituted and its proceedings valid if the Chairman of the meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that Members attending at all the meeting places are able to:-

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the Principal Place and any other or satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The Chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the Principal Place.

(6) For the purposes of this Article 73, the right of a Member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Statutes or these Articles to be made available at the meeting.

(7) If it appears to the Chairman of the general meeting that the facilities at the Principal Place or any other or satellite meeting place have become inadequate for the purposes referred to in Article 73(5) then the Chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 (Adjournments) shall apply to that adjournment.

(8) The Board may make arrangements for persons not entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting by the use of loudspeakers, audio-visual communications equipment or other electronic communications.

Omission or non-receipt of notice and postponement of general meetings

74. (1) The accidental omission to send a notice of a meeting, or the accidental omission to send any documents relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

(2) If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another time and/or date and/or place. The Board shall take reasonable steps to ensure that notice of the time, date and place of the postponed meeting is given to any Member trying to attend the meeting at the original time, date and place. Notice of the time, date and place of the postponed meeting shall, if practicable, also be placed on a website and/or in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such postponed meeting shall not be required. If a meeting is rearranged in this way, proxy forms will be valid if they are received as required by these Articles not less than forty-eight hours before the time appointed for holding the rearranged meeting. The Board may also postpone or move the rearranged meeting under this Article.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

75. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a Chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, ten Members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Procedure if quorum not present

76. If within five minutes (or such longer time not exceeding one hour as the Chairman of the meeting may decide to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time or place as the Board may determine and the provisions of Article 80(2) (Adjournments) shall apply. If at such adjourned meeting a quorum as defined above is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

Security Arrangements

77. The Board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances to ensure the security of the meeting and all persons attending, and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a Director or the Secretary or the Chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Chairman of general meetings

78. (1) The Chairman (if any) of the Board shall preside as Chairman at every general meeting. In his absence, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as Chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be Chairman.

(2) The Chairman shall take such action as he thinks fit to promote the orderly conduct of the business of the meeting (including the order of business) as laid down in the notice of the meeting and the Chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any matter is of such a nature.

Directors' right to attend and speak

79. Each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares in the Company. The Chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

Adjournments

80. (1) The Chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that:-

(a) the Members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting; or

(b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

In addition, the Chairman may at any time with the consent of any such meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time and place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the Directors. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.

(2) When a meeting is adjourned for sixty days or more, or sine die, notice of the adjourned meeting shall be given as in the case of the original meeting. When a meeting is adjourned for more than fourteen days but less than sixty days, notice of the day, time and place of the adjourned meeting shall be placed in at least two national newspapers in the United Kingdom and notice of the business to be transacted at such an adjourned meeting shall not be required. Otherwise it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting whatever the reason for the adjournment.

Amendments to resolutions

81. (1) In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office.

(2) If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Method of voting

82. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) properly demanded, subject to the Statutes:-

(a) by the Chairman; or

(b) by any Member or Members present in person or by proxy and entitled to vote at the meeting and holding not less than £3,000 nominal capital of the Company; or

(c) by any Member or Members entitled by law to demand a poll.

Unless a poll be so demanded and the demand be not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority, or not carried by a particular majority or lost and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

The demand for a poll may be withdrawn.

Votes of Members

83. Subject as is otherwise provided by these Articles and to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every Member present in person at a general meeting (or in the case of a corporation, its representative) shall have one vote. On a poll every Member who is present in person or by proxy shall have one vote for every £1 in nominal amount of share capital of which he is the holder.

Procedure if poll demanded

84. Except as provided in these Articles, if a poll is duly demanded it shall be taken in such manner as the Chairman directs and he may appoint scrutineers who need not be Members. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

85. A poll demanded on the election of a Chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at a later stage of the meeting or on such date (being not later than thirty days after the date of the demand) and at such time and place as the Chairman shall direct. It shall not be necessary (unless the Chairman otherwise directs) for notice to be given of a poll.

Continuance of other business after poll demand

86. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a demand for a poll is withdrawn, the result of a show of hands declared before the demand was made shall remain valid.

Votes on a poll

87. On a poll votes may be given either personally or by proxy.

Casting vote of Chairman

88. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to an additional or casting vote.

Votes of joint holders

89. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

Votes on behalf of an incapable Member

90. A Member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll or by proxy), provided that evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote has been received at the Office (or at such other place as may be specified in accordance with these Articles for the delivery of instruments appointing a proxy in writing which are not electronic communications) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.

No right to vote where sums overdue on shares

91. No Member shall be entitled to vote at any general meeting or to exercise any other right conferred by membership in relation to general meetings unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Objection or errors in voting

92. If:-

(a) any objection shall be raised to the qualification of any voter; or

(b) any votes have been counted which ought not to have been counted or which might have been rejected; or

(c) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same may have affected the decision of the meeting. The decision of the Chairman on such matters shall be conclusive.

Voting rights of Preference shares

93. (1) Except when the cumulative preferential dividend payable in respect of the First Preference shares or any part thereof shall be in arrears, the First Preference shares shall not confer on the holders thereof the right to attend or vote either in person or by proxy at any general meeting of the Company or to have notice of such meeting, unless the meeting is convened for reducing the capital or winding up or sanctioning the sale of the undertaking or altering these Articles or when the resolution to be submitted to the meeting directly affects the rights and privileges of the said holders.

(2) Except when the cumulative preferential dividend of 7 per cent per annum payable in respect of the Second Preference shares or any part thereof shall be in arrear for six months, the Second Preference shares shall not confer on the holders thereof any right to attend or vote either in person or by proxy at any general meeting of the Company or to receive notice of any such meeting, unless the meeting is convened for reducing the capital of the Company or winding up or sanctioning the sale of the undertaking or altering these Articles or when the resolution to be submitted to the meeting directly affects the rights and privileges of the said holders.

(3) The right of First and Second Preference shareholders to vote at a general meeting of the Company, referred to in this Article, shall be confined to the issue or issues giving rise to the right to attend the said meeting.

Suspension of rights where non-disclosure of interests

94. (1) For the purposes of this Article:-

(a) a sale is an "arm's length sale" if the Board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this Article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

(b) "disclosure notice" means a notice issued by the Company requiring the disclosure of interests in shares pursuant to the Statutes;

(c) "restrictions" means one or more, as the case may be, of the restrictions referred to in paragraph (3) of this Article as determined by the Board;

(d) "specified shares" means the shares specified in a disclosure notice; and

(e) a person shall be treated as appearing to be interested in shares if:-

(i) such person has been named in response to a disclosure notice as being so interested;

(ii) in response to a disclosure notice, the Member holding such shares or any other person appearing to be interested in such shares has failed to establish the identities of all those who are interested in such shares and (taking into account the response and any other relevant information) the Company has reasonable cause to believe that the person in question is or may be interested in the shares; or

(iii) the Member holding such shares is an Approved Depositary and the person in question has notified the Approved Depositary that he is so interested.

(2) Notwithstanding anything in these Articles to the contrary, if:-

(a) a disclosure notice has been served on a Member or a person appearing to be interested in shares; and

(b) the Company has not received the information required therein in respect of the specified shares not later than fourteen days (subject as provided in paragraph (7) of this Article) after the service of such disclosure notice, then the Board may determine that the Member holding the specified shares shall be subject to the restrictions (and such Member shall thereupon be so subject). The Company shall, as soon as practicable after such determination, give notice thereof to the relevant Member stating, or substantially to the effect that, (until such time as the Board determines otherwise pursuant to paragraph (4) of this Article) the specified shares referred to therein shall be subject to the restrictions stated therein.

(3) Subject to paragraphs (7) and (9) of this Article, the restrictions which the Board may determine shall apply to specified shares shall be one or more, as determined by the Board, of the following:-

(a) that the Member holding the specified shares shall not be entitled, in respect of those specified shares, to be present or to vote either personally or by proxy or otherwise at any general meeting or at any separate general meeting of the holders of any class of shares or upon any poll or to exercise any other right conferred by membership in relation to any general meeting or any separate class meeting;

(b) that (subject to the requirements of the Uncertificated Securities Regulations) no transfer of such specified shares by the Member holding the specified shares shall be effective or shall be recognised by the Company;

(c) that no dividend or other moneys which would otherwise be payable on or in respect of the specified shares shall be paid to the Member holding the specified shares and that, in circumstances where an offer of the right to elect to receive Ordinary shares instead of cash in respect of any dividend is or has been made, any election made thereunder by such Member in respect of the specified shares shall not be effective.

(4) The Board may determine that one or more restrictions imposed on specified shares shall cease to apply (whereupon they shall cease to so apply) at any time. If the Company receives all the information required in the relevant disclosure notice in respect of the specified shares, the Board shall, within seven days of such receipt, determine that all restrictions imposed on specified shares shall cease to apply (whereupon they shall cease to so apply). In addition, the Board shall determine forthwith that all restrictions imposed on specified shares shall cease to apply (whereupon they shall cease to apply) if:-

(a) the Company receives an executed instrument of transfer in respect of the specified shares, which would otherwise be given effect to, pursuant to:-

(i) a sale of the specified shares on a recognised investment exchange as defined in The Financial Services and Markets Act 2000 (as from time to time amended or re-enacted) or on any stock exchange on which the Company's shares are normally dealt in; or

(ii) an offer made for the shares of the class of which the specified shares form part by any person or persons acting in concert (as such expression is defined from time to time by The City Code on Take-overs and Mergers) which, if it were to become or were to be declared unconditional in all respects, would result in such person or persons having acquired or agreed to acquire (either pursuant to such offer or otherwise) shares carrying over 50 per cent of the total votes ordinarily exercisable at general meetings of the Company; or

(b) the Company receives any other executed instrument of transfer in respect of the specified shares, which would otherwise be given effect to, and the Board has not determined, within ten days after such receipt, not to give effect thereto on the grounds that they have reasonable cause to believe that the change in the Member holding the specified shares would not be as a result of an arm's length sale resulting in a material change in beneficial interests in the specified shares.

(5) Where dividends or other moneys payable on specified shares are not paid as a result of restrictions having been imposed, such dividends or other moneys shall accrue and shall be payable (without interest) upon the relevant restriction ceasing to apply.

(6) Where the Board makes a determination under paragraph (4) of this Article it shall notify the purported transferee as soon as practicable thereafter and any person may make representations in writing to the Board concerning any such determination. Neither the Company nor the Board shall in any event be liable to any person as a result of the Board having imposed restrictions or failed to determine that restrictions shall cease to apply if the Board has acted in good faith.

(7) Where the specified shares represent less than 0.25 per cent (in nominal value) of the shares of the same class as the specified shares in issue at the date of issue of the relevant disclosure notice then:-

(a) the period of fourteen days referred to in paragraph (2)(b) of this Article shall be deemed to be reference to a period of twenty-eight days; and

(b) any determination made by the Board in respect of the specified shares pursuant to paragraph (2) of this Article may only impose the restriction referred to in paragraph (3)(a) of this Article.

(8) Shares issued in right of specified shares which are for the time being subject to particular restrictions shall on issue become subject to the same restrictions whilst held by the Member holding the specified shares as the specified shares in right of which they are issued. For this purpose, shares which the Company procures to be offered to shareholders pro rata (or pro rata ignoring fractional entitlements) and shares not offered to certain Members by reason of legal or practical problems associated with offering shares outside the United Kingdom shall be treated as shares issued in right of specified shares.

(9) The Board may at any time, at its discretion, suspend, in whole or in part, the imposition of any restrictions either permanently or for any given period and may pay to a trustee any dividend or other moneys payable in respect of any shares subject to the restriction referred to in paragraph (3)(c) of this Article. Notice of any suspension, specifying the restrictions suspended and the period of suspension, shall be given by the Company to the relevant holder as soon as practicable thereafter.

(10) Where any person appearing to be interested in shares has been duly served with a disclosure notice and the shares in which he appears to be interested are held by an Approved Depositary, the provisions of this Article shall be treated as applying only to those shares held by the Approved Depositary in which such person appears to be interested and not (insofar as such person's apparent interest is concerned) to any other shares held by the Approved Depositary.

(11) Where the Member on which a disclosure notice is served is an Approved Depositary acting in its capacity as such, the obligations of the Approved Depositary as a Member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as an Approved Depositary.

(12) Nothing contained in this Article shall limit or in any way restrict or prejudice the powers and rights of the Company or the Board under the Statutes.

Representation of corporations

95. Any corporation being a Member may, by resolution of its directors or other governing body, authorise such person (or if, but only if, such corporation is an Approved Depositary acting in its capacity as such, persons) as it thinks fit to act as its representative (or, as the case may be, representatives) at any general meeting of the Company or of any class of Members of the Company. A person so authorised shall be entitled to exercise the same powers on behalf of the grantor of the authority (in respect of those shares held in the name of the grantor in relation to which his authorisation is given, in the case of any authorisation given by an Approved Depositary) as the grantor could exercise if it were an individual Member of the Company and each person so authorised shall, if present at any such meeting, for the purposes of these Articles be deemed to be a Member present in person at such meeting. The Chairman may require such evidence as he shall think fit of the person's authority to attend.

PROXIES

Appointment of proxy: execution and form

96. (1) The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the Board may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purpose of this Article and Article 97 (Delivery/receipt of proxy appointment) an electronic communication which contains a proxy appointment need not comprise writing if the Board so determines and in such a case, if the Board so determines, the appointment need not be executed but shall instead be subject to such conditions as the Board may approve.

(2) The appointment of a proxy shall be in any usual form or in any other form which the Board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose.

The Board may, if it thinks fit, but subject to the provisions of the Statutes at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the Board.

(3) The appointment of a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned. A Member may appoint more than one proxy to attend on the same occasion.

Delivery/receipt of proxy appointment

97. The appointment of a proxy shall:

(a) in the case of an instrument (and if required by the Board any authority under which it is executed or a copy thereof certified in manner approved by the Board), be delivered personally or by post to the Office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll.

Validity of proxy appointment

98. A proxy appointment which is not delivered or received in accordance with Article 97 (Delivery/receipt of proxy appointment) shall be invalid. No proxy appointment shall be valid more than twelve months after the date stated in it as the date of its execution save that, unless the contrary is stated in it, an appointment of proxy shall be valid at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting. When two or more valid but differing proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last received shall be treated as replacing and revoking the others as regards that share; however if received on the same day, and one is in the form of an electronic communication, the electronic communication shall be deemed to be the one last received. The appointment of a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned.

Rights of proxy

99. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the Chairman. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Revocation of authority

100. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. Such notice of determination shall be either by means of an instrument delivered to the Office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 97(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 97(b) regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the Board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER, APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Number of Directors

101. Unless and until otherwise determined by the Company in general meeting, the Directors shall be not less than three and not more than twenty in number.

Power of Company to elect Directors

102. Subject to the provisions of these Articles, the Company may by ordinary resolution elect any person who is willing to act to be a Director, either to fill a casual vacancy or as an addition to the existing Board or to replace a Director removed from office under Article 109 (Power of Company to remove Directors), but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles.

Power of the Board to appoint Directors

103. Without prejudice to the power of the Company in general meeting pursuant to any of the provisions of these Articles to elect any person to be a Director, the Board may appoint any person who is willing to act to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed shall retire at the next following annual general meeting of the Company and shall then be eligible for election but shall not be taken into account in determining the number of Directors who are to retire by rotation at that meeting.

Number to retire by rotation

104. At every annual general meeting of the Company a minimum of one-third of the Directors for the time being or, if their number is not three or a multiple of three, then the number nearest to one-third shall retire from office. A Director retiring at a meeting shall retain office until the close of the meeting, or (if earlier) his retirement shall be effective when a resolution is passed to elect or re-elect the Director is put to the meeting and lost.

Identity of Directors to retire

105. The Directors to retire by rotation on each occasion shall be those of the Directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of the Directors so retiring is less than the minimum required by these Articles, additional Directors up to that number shall also retire. The additional Directors to retire on each occasion shall be those who have been longest in office since their last election, but, as between persons whose last election took place on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. Any Director who is 70 or over at the date of the meeting shall also retire. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at start of business on the day which is 60 days before the date of the notice convening the annual general meeting and unless the Board shall otherwise decide no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after that time but before the close of the meeting.

Eligibility for re-election

106. A retiring Director shall be eligible for re-election. A Director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continually in office throughout. If he is not elected or re-elected he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect or re-elect the Director is put to the meeting and lost.

Persons eligible as Directors

107. No person other than a Director retiring at the meeting shall be eligible for election or re-election to the office of Director at any general meeting unless:-

(a) he is recommended by the Board, or

(b) not less than six nor more than twenty-one clear days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election or re-election, and also notice in writing signed by that person of his willingness to be elected or re-elected.

Changes to the numbers of Directors

108. The Company may from time to time by ordinary resolution increase or reduce the number of Directors, and may also determine in what rotation the increased or reduced number is to go out of office.

Power of Company to remove Directors

109. The Company may by ordinary resolution, of which special notice has been given in accordance with the Statutes, remove any Director before the expiration of his period of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

REMUNERATION OF DIRECTORS

110. The remuneration of the Directors shall be such sum (by way of percentage on profits or otherwise) as shall from time to time be determined by the Company in general meeting and shall be divided among them in such manner as the Board shall direct. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Board or any committee of the Board or general meetings of the Company or in connection with the business of the Company or in the discharge of his duties as a Director.

Additional Remuneration

111. Any Director who performs services which in the opinion of the Board or any committee authorised by the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee authorised by the Board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other Article and shall not be included in the amount determined in accordance with Article 110 (Remuneration of Directors).

POWERS AND DUTIES OF DIRECTORS

General powers of the Company vested in the Board

112. The business of the Company shall be managed by the Board, which may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Memorandum of Association, these Articles and of the Statutes and to such regulations, being not inconsistent with

such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. No alteration of the Memorandum of Association or these Articles and no special resolutions shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or the resolution not passed. The powers given by this Article shall not be limited by any special power given to the Board by any other Article.

Borrowing powers

113. (1) The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the Company or any third party.

(2) The Board shall restrict the borrowing of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) with a view to securing (but as regards subsidiaries so far as by such exercise the Board can secure) that the aggregate amount for the time being remaining undischarged of all moneys borrowed by the Company and/or any of its subsidiaries (exclusive of money borrowed by the Company from and for the time being owing to any such subsidiary or by any such subsidiary from and for the time being owing to the Company or another such subsidiary) shall not, except with the consent of the Company in general meeting, at any one time exceed the nominal amount of the issued and paid-up share capital for the time being of the Company, but no debt incurred or security given in respect of moneys borrowed or secured in excess of the limit hereby imposed shall be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security at the time the debt was incurred or the security given that the limit hereby imposed had been or was thereby exceeded.

Local boards

114. The Board may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration. The Board may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Powers of attorney and agents

115. The Board may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Board, to be the agent, attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such powers of attorney or otherwise may contain such provisions for the protection and convenience of persons dealing with any such attorney or agent as the Board may think fit, and may also authorise any such attorney or agent to delegate all or any of the powers, authorities and discretions vested in him. The Board may remove any person appointed under this Article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Official seals

116. The Company may exercise all the powers conferred by the Statutes with regard to having official seals, and those powers shall be vested in the Board.

Registers

117. Subject to the provisions of the Statutes, the Company may keep an overseas or local or other register of Members in any place, and the Board may make and vary such regulations as it may think fit respecting the keeping of the Register.

Delegation to committees

118. (1) The Board may establish any committee and may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee with such terms of reference as it thinks fit and consisting of such person or persons (whether a member or members of its body or not) as it thinks fit provided that if the Board delegates any of its powers to any such committee:

(a) the number of persons appointed to the committee who are not Directors shall be less than half the total number of the committee; and

(b) no resolution of such committee shall be effective unless a majority of the members of the committee present at the meeting are Directors.

(2) Any committee established pursuant to this Article shall, in the exercise of its duties, conform to any regulations which may be imposed on it by the Board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions of these Articles for regulating the meetings and procedures of the Board so far

as the same are applicable and are not superseded by any regulations imposed by the Board.

(3) The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

Pensions and gratuities for Directors

119. The Board may exercise all the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not for any Director or former Director who has held any salaried office or place of profit with the Company or any Group Company, or to his widow, relations or dependants, and to make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension, insurance or other allowance. No Director or former Director shall be accountable to the Company or the Members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director. "Group Company" for this purpose means The Shell Petroleum Company Limited, Shell Petroleum N.V. or Shell Petroleum Inc. or any Subsidiary of any of them or any company in which voting control is held by those companies either jointly or separately.

Provision for employees

120. The Board may exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formerly employed by the Company or any of its Subsidiaries in connection with the cessation, or the transfer to any person, of the whole or part of the undertaking of the Company or that Subsidiary.

MANAGING DIRECTORS

Appointment and retirement

121. The Board may from time to time appoint one or more of its body to the office of Managing Director for such period and upon such terms as it thinks fit and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. Such appointment shall be automatically determined if the person ceases for any reason to be a Director.

Remuneration

122. A Managing Director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Board may determine.

Powers

123. The Board may entrust to and confer upon a Managing Director or Directors all or any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with or to the exclusion of its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

DIRECTORS' INTERESTS

Other offices and shareholdings

124. A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company unless the Company otherwise directs.

Permitted interests and voting

125. (1) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Board in accordance with the Statutes.

(2) A Director shall not vote in respect of any contract or arrangement in which he is to his knowledge materially interested, and if he shall do so, his vote shall not be counted nor shall he be counted in the quorum present at the meeting, but neither of these prohibitions shall apply to:-

(a) any arrangement for giving him any guarantee, security or indemnity in respect of money lent or obligations undertaken by him for the benefit of the Company; or

(b) any arrangement for the giving by the Company of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security; or

(c) any contract by a Director to underwrite shares or debentures of the Company; or

(d) any contract or arrangement with any other company (not being a company in which the Director owns one per cent or more) in which he is interested only as an officer of such company or as holder of shares or other securities.

(3) A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and, subject to the provisions of the Statutes and of paragraph (1) of this Article, no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit or other benefit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established.

(4) A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another Director to an office or place of profit with a company in which the Company is interested and the Director seeking to vote or be counted in the quorum has a material interest in that company.

(5) Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director provided that nothing herein contained shall authorise a Director or his firm to act as Auditor(s).

(6) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than the Chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the Chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the Board. If any question shall arise in respect of the Chairman of the meeting, the question shall be decided by a resolution of the Board (for which purpose the Chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the Chairman (so far as it is known to him) has not been fairly disclosed to the Board.

(7) Subject to the provisions of the Statutes, the prohibitions referred to in this Article may at any time be suspended or relaxed to any extent and any contract not properly authorised by reason of a contravention of this Article may be ratified either generally or in respect of any particular contract arrangement or transaction, by the Company in general meeting.

PROCEEDINGS OF THE BOARD

Board meetings

126. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

Notice of Board meetings

127. Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the Company for this purpose or sent to him using electronic communications to such address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose. A Director absent or intending to be absent from the United Kingdom may request the Board that notices of Board meetings shall during his absence be sent in writing to him at an address given by him to the Company for this purpose, or sent to him using electronic communications to such address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, but such notices need not be given any earlier than notices given to Directors not so absent and if no request is made to the Board it shall not be necessary to give notice of a Board meeting to any Director who is absent from the United Kingdom at the relevant time. A Director may waive notice of any meeting either prospectively or retrospectively.

Quorum

128. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed, shall be two.

Directors below minimum through vacancies

129. The continuing Directors may act notwithstanding any vacancy in their number, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors or as the

necessary quorum of Directors or there is only one continuing Director, the continuing Directors or Director may act for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose. If there are no Directors or Director able or willing to act, then any two Members may summon a general meeting for the purpose of appointing Directors.

Appointment of Chairman

130. The Board may elect a Chairman of its meetings and determine the period for which he is to hold office and may at any time remove him from that office but if no such Chairman is elected, or if at any meeting he is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

Competence of meetings

131. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

Resolution in writing

132. A resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee concerned. A resolution may be approved by a Director for the purpose of this Article by means of an electronic communication sent by the Director to an address notified by the Company for that purpose.

Participation in meetings by telephone

133. All or any of the members of the Board or any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the Chairman of the meeting then is.

Validity of acts of Board or committee

134. All acts done by any meeting of the Board or of a committee of the Board or by any person acting as a Director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or member of such committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

Execution of negotiable instruments

135. All cheques, promissory notes, drafts, bills of exchange and other negotiable and transferable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

Minutes

136. The Board shall cause minutes to be made in books provided for the purpose:-

(a) of all appointments of officers made by the Board;

(b) of the names of the Directors present at each meeting of the Board and of any committee of the Board;

(c) of all resolutions and proceedings at all meetings of the Company and of the Board and of any such committee as aforesaid.

VACATION OF OFFICE BY DIRECTORS

137. Without prejudice to the provisions for retirement by rotation or otherwise contained in these Articles, the office of a Director shall be vacated if:-

(a) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board; or

(b) by notice in writing delivered to the Office or tendered at a meeting of the Board he offers to resign and the Board resolves to accept such offer; or

(c) by notice in writing delivered to the Office or given at a meeting of the Board, his resignation is requested by all of the other Directors and all of the other Directors are not less than three in number; or

(d) he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated; or

(e) he is absent without the permission of the Board from meetings of the Board for six consecutive months and the Board resolves that his office is vacated; or

(f) he becomes bankrupt or compounds with his creditors generally; or

(g) he is prohibited by law from being a Director; or

(h) he ceases to be a Director by virtue of the Statutes or is removed from office pursuant to these Articles.

If the office of a Director is vacated for any reason, he shall cease to be a member of any committee of sub-committee of the Board. In this Article references to in writing include the use of electronic communications subject to such terms and conditions as the Board may decide.

INDEMNITY OF DIRECTORS

138. Subject to the provisions of the Statutes, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a Director or other officer of the Company in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Statutes in which relief is granted to him by the court and, subject as aforesaid, the Company may purchase and maintain for any Director or other officer insurance against any liability. For the purposes of this Article no person appointed or employed by the Company as an Auditor is an officer of the Company.

SECRETARY

Appointment, remuneration and removal

139. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any Secretary so appointed may be removed by the Board.

Acts done by a person in dual capacity

140. A provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

SEALS

141. The Board shall provide for the safe custody of every Seal of the Company, which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Except as otherwise provided by these Articles the Board shall determine who may sign any instrument or class of documents to which the Seal is affixed and may by resolution dispense with the requirement for further signature on any occasion and unless otherwise determined every instrument to which the common seal is applied shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Board for the purpose. Any instrument to which an official seal is applied need not, unless the Board otherwise decides or the law otherwise requires, be signed or countersigned by any person and may be impressed by mechanical means or by printing the seal or a facsimile of it on the instrument.

DIVIDENDS AND RESERVE

Declaration of dividends by the Company

142. The Company in general meeting may from time to time declare dividends, but no dividend shall be declared in excess of the amount recommended by the Board.

Dividends paid according to amount and period shares paid up

143. Subject to the rights attached to any shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; but if any share be issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

Payment of interim dividends by the Board

144. Subject to the provisions of the Statutes, the Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company.

Amounts due on shares may be deducted from dividends

145. The Board may deduct from any dividend or other moneys payable to any Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company. Sums to be deducted can be used to pay amounts owing to the Company in respect of the shares.

No interest on dividends

146. Subject to the rights attaching thereto, or the terms of issue of, any shares, no dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

Payment procedure

147. (1) Any dividend or other moneys payable in respect of a share may be paid:-

(a) in cash; or

(b) by cheque, warrant or similar financial instrument made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the Board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including (without limitation) in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

(2) If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:-

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment;

(b) for the purposes of this Article, rely in relation to the share on the written direction, designation or agreement or notice to the Company by any one of them.

(3) A cheque, warrant or similar financial instrument may be sent by post to:-

(a) where a share is held by a sole holder, the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the Register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 159 (Notice to persons entitled by transmission); or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

(4) Payment of a cheque, warrant or similar financial instrument by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share the making of payment in accordance with the facilities and requirements of the relevant system shall be a good discharge to the Company. Every cheque, warrant or similar financial instrument sent in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with this Article.

(5) Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Board may determine.

Dividends not in cash

148. Any general meeting declaring a dividend may on the recommendation of the Board direct payment of such dividend wholly or partly by the distribution of specific assets and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Board shall give effect to such resolution, and, where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient, and, in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the values so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board.

Reserves

149. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks proper as a reserve or reserves, which shall, at the discretion of the Board be applicable for meeting contingencies or for equalising dividends or for any other purpose for which the profits of the Company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to divide.

Forfeiture of unclaimed dividends

150. All dividends unclaimed may be invested or otherwise made use of, at the Board's discretion, for the benefit of the Company until, subject as provided in these Articles, claimed. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall

revert to the Company and the payment by the Board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

RECORD DATES

151. Notwithstanding any other provision of these Articles, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue, and such record date may be on or at any time before or after any date on which the said dividend, distribution, allotment or issue is paid or made. The power to fix any such record date shall include the power to fix a time on a chosen date.

ACCOUNTS

Records to be kept

152. The Board shall cause to be kept accounting records as required by the Statutes.

Inspection of records

153. The accounting records shall be kept at the Office or (subject to the provisions of the Statutes) at such other place as the Board thinks fit and shall at all times be open to inspection by officers of the Company. Except by the authority of the Board or of a general meeting or as provided by the Statutes or ordered by a court of competent jurisdiction, no Member in his capacity as such shall be entitled to inspect any accounting records or books or papers of the Company.

Preparation and laying of accounts and reports

154. The Board shall in respect of each financial year in accordance with the Statutes cause to be prepared and laid before the Company in general meeting such annual accounts and Directors' and Auditors' reports as are required by the Statutes.

Publication of accounts and reports and summary financial statements

155. A copy of the Company's accounts (together with a copy of the Directors' and Auditors' reports on those accounts) which are to be laid before the Company in general meeting shall be sent to every person to whom the Company is by law required to send the same not less than twenty-one days before the date of the meeting.

Provided that the Company need not, subject to the provisions of the Statutes and the regulations of The Stock Exchange so permitting and if the Board so decides, send copies of such documents to Members, but may instead send them a summary financial statement derived from the Company's annual accounts and the Directors' report, in such form and containing such information as may be required by the Statutes and provided further that copies of the Company's annual accounts (together with the Directors' report for that financial year and the Auditors' report on those accounts) shall be sent to any Member who wishes to receive them and the Company shall comply with any provisions of the Statutes as to the manner in which it is to ascertain whether a Member wishes to receive them (and sending for the purposes of this Article includes using electronic communications and publication on a website in accordance with the Statutes).

AUDITORS

156. Auditors shall be appointed and their duties regulated in accordance with the Statutes.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Notices

157. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the Board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) as may for the time being be notified for that purpose to the person sending the notice or other document by or on behalf of the person to whom the notice or other document is sent.

Service of notices

158. (1) The Company may send any notice or other document pursuant to these Articles to a Member by whichever of the following methods it may in its absolute discretion determine:-

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed to the Member at his registered address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) as may for the time being be notified to the Company by or on behalf of the Member for that purpose; or

(e) in accordance with Article 158(2); or

(f) by any other method approved by the Board.

(2) Subject to the Statutes the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:-

(a) the Company and the Member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the Member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:-

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, provided that, if the notice or document is published on that website for a part, but not all of, such period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(3) Unless otherwise provided by these Articles, a Member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:-

(a) by posting the notice or other document in a prepaid envelope addressed to the Office; or

(b) by leaving the notice or other document at the Office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

(4) In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the Register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sufficient sending to all the joint holders.

(5) A Member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or

an address to which a notice or other document may be sent using electronic communications shall in respect of each document (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents sent to him at that address but otherwise:-

(a) no such Member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such Member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

(6) A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

(7) The Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to Members and by Members to the Company.

(8) In this Article (except for Article 158(2)) and in Articles 159, 160 and 161, references to a notice include without limitation references to any notification required by the Statutes or these Articles in relation to the publication of any notices or other documents on a website.

(9) If a Member is the holder only of a bearer warrant a notice advertised in at least two daily newspapers with a national circulation in the United Kingdom shall be deemed an effective notice to him and shall be deemed to be duly given to him at noon on the day on which the advertisement appears.

Notice to persons entitled by transmission

159. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a Member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

160. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice issued under Article 94(2) (Suspension of rights where non-disclosure of interests) to a person from whom he derives his title.

Proof of sending/delivery

161. (1) Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent by the Company. Proof that a notice or other document contained in an electronic communication was sent by the Company in accordance with either (i) guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the Board so resolves, any subsequent guidance so issued or (ii) the terms and conditions referred to in 158(7) (Notices) shall be conclusive evidence that the notice or document was duly delivered. A notice or other document sent by the Company to a Member by post shall be deemed to be served or delivered:-

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom or by a postal service similar to first class post on the day following that on which the envelope containing it was posted;

(b) in any other case, on the third day following that on which the envelope containing it was posted.

(2) A notice or other document sent by the Company to a Member contained in an electronic communication shall be deemed received by the Member on the day following that on which the electronic communication was sent to the Member. Such a notice or other document shall be deemed received by the Member on that day notwithstanding that the Company becomes aware that the Member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the Member.

(3) Any notice served or delivered by the Company by means of a relevant system shall be deemed to have been served or delivered when the Company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to that notice.

(4) Any notice or other document may be served or delivered by the Company by reference to the Register as it stands at any time not more than fifteen days before the date of posting where the notice or other document is posted or otherwise not more than fifteen days before the date of service. No change in the Register after that time shall invalidate that service or delivery. Where any notice or other document

is served on or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Notice when post not available

162. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or of the relevant electronic communication system the Company is unable effectively to convene a general meeting by notice sent through the post or by electronic communication, a general meeting may be convened by a notice advertised in at least two daily newspapers with a national circulation and in that event the notice shall be deemed to have been properly served on all Members and persons entitled by transmission, who are entitled to have notice of the meeting served upon them, at noon on the day when the advertisement has appeared in at least two such papers. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom or by electronic communications has again become practicable and generally possible, the Company shall send confirmatory copies of the notice by post or electronic communications to the persons entitled to receive them.

UNTRACED SHAREHOLDERS

Power to stop sending notices to untraced shareholders

163. If on two consecutive occasions notices have been sent through the post to any Member at his registered address or his address for the service of notices but have been returned undelivered, such Member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the Company and supplied in writing to the Office a new registered address or address within the United Kingdom for the service of notices.

Power of sale of shares held by untraced shareholders

164. (1) The Company may sell any certificated shares in the Company on behalf of the holder of, or person entitled by transmission to, the shares by instructing a member of The Stock Exchange to sell them at the best price reasonably obtainable if:-

(a) the shares have been in issue in either certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque, warrant or similar financial instrument or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares at any time during the relevant period;

(c) so far as any Director of the Company and the Secretary at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the Company has caused two advertisements to be published, one in a daily newspaper with a national circulation and the other in a newspaper circulating in the area of the last known postal address of the holder of, or person entitled by transmission to, the shares shown in the Register, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the later of the two advertisements to be published if they are published on different dates.

For the purpose of this paragraph of this Article:-

"the qualifying period" means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (d) above or the first of the two advertisements to be published if they are published on different dates; and

"the relevant period" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (d) above have been satisfied.

(2) To give effect to any sale of shares pursuant to this Article the Board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit.

Uncashed dividends

165. The Company may cease to send any cheque or warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, or may stop the transfer of any sum by any bank or other funds transfer system, as the case may be, for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed or the transfer has failed. In addition, the Company may cease to send any cheque, warrant or other

financial instrument through the post or may cease to employ any other means of payment, if in respect of one dividend payable on those shares the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of period for which the same is valid and all reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these Articles, the Company shall recommence sending cheques, warrants or similar financial instruments or transferring funds, as the case may be, in respect of dividends payable on those shares if the holder or person entitled by transmission claims in writing the arrears of dividend in which event the Company shall resume payment of dividend (and arrears) as notified by the claimant or, in the absence of such notification, in the same manner in which payment was effected prior to the suspension of the payment of dividend.

WINDING UP

Distribution of assets in proportion to amounts paid up on capital

166. If the Company shall be wound up, then, subject to the rights attached to the First and Second Preference shares and to any other shares issued on special conditions, the assets of the Company available for distribution among the Members shall be divided among the holders of the Ordinary shares in proportion to the amounts of the capital paid up thereon.

Distribution of assets otherwise than in cash

167. If the Company shall be wound up the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Statutes:

(i) divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members, or

(ii) vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit,

but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ____________________

(Assistant Company Secretary)

Date 6 June 2002

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

(Registrant)

By ______________________

(Assistant Company Secretary)

Date 6 June 2002

K:\L S S L\Other\Form 6-K\6K Signatures.doc